April 26, 2022

Division of Corporation Finance

United States Securities and Exchange Commission

Office of Finance

Washington, D.C. 20549

Re:	Origin Bancorp, Inc.

Registration Statement on Form S-4

Filed April 13, 2022

File No. 333-264279

Ladies and Gentlemen:

On behalf of Origin Bancorp, Inc. (the “Company”), set forth below is the Company’s response to the comments of the staff of the Commission (“Staff”) set forth in the Staff’s letter of April 20, 2022 (“Comment Letter”) relating to the Registration Statement on Form S-4, filed April 13, 2022, File No. 333-264279 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”), which reflects the Company's responses to the comments received by the Staff and certain updated information.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses of the Company follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1.

Registration Statement on Form S-4

Opinion of BTH’s Financial Advisor, Page 59

1.	Please disclose here and on page 62 the financial projections provided by BTH’s and Origin's management and used by Piper Sandler and Stephens to perform their respective financial analyses.

We acknowledge the Staff's comment and have revised the Form S-4 accordingly by adding disclosure under the caption “Certain Unaudited Prospective Financial Information Considered by BTH’s Financial Advisor” at page 56 and “Certain Unaudited Prospective Financial Information Considered by Origin’s Financial Advisor” at page 71.

Securities and Exchange Commission

April 26, 2022

Exhibits
2.	Please file the voting agreements referenced as Exhibit B and Exhibit C to Annex A as exhibits to your registration statement.

The forms of voting agreements have been added as Exhibits B and C to Annex A in Amendment No. 1.

3.	Please file the consent of each director nominee as an exhibit to your registration statement. Refer to Rule 438 of Regulation C.

The Company has filed the written consents for each individual anticipated to become a director of the Company as Exhibits 99.5 and 99.6 to Amendment No. 1.

If you have any questions, please do not hesitate to contact either of us.

Very truly yours,

/s/ Jonathan S. Hightower

Jonathan S. Hightower

/s/ Kevin E. Strachan

Kevin E. Strachan

Enclosure

cc: Stephen Brolly, Origin Bancorp, Inc.